Filed  by  Cornerstone   Realty  Income  Trust,   Inc.
                          pursuant to Rule 425 under the Securities Act of 1933. Subject Company: Cornerstone Realty Income Trust, Inc. Commission File Number: 333-56024


                      CORNERSTONE REALTY INCOME TRUST, INC.
                      -------------------------------------
          306 EAST MAIN STREET RICHMOND, VIRGINIA 23219 (804) 643-1761

                                                        Contact: Mark M. Murphy
FOR IMMEDIATE RELEASE                                     (804) 643-1761 x231
---------------------

             CORNERSTONE REALTY ANNOUNCES SATISFACTION OF FINANCING
                    CONDITION AND EXTENSION OF EXCHANGE OFFER

         RICHMOND, Va., April 11, 2001 -- Cornerstone Realty Income Trust, Inc. (NYSE: TCR) today announced that the condition of its pending exchange offer for all of its outstanding Series A Convertible Preferred Shares, requiring Cornerstone to obtain sufficient financing to fund the cash portion of the exchange consideration on terms acceptable to Cornerstone, has been satisfied. The exchange offer has been extended until Tuesday, April 17, 2001 at 12:00 midnight, New York City time.

         Cornerstone has placed $75.5 million in secured financing through First Union Securities, Inc. The 10-year loan bears a fixed interest rate of 6.99% and is secured by seven of Cornerstone's apartment communities. Cornerstone also has placed $15.68 million in secured financing through ARCS Commercial Mortgage Co., L.P. The 10-year loan bears a fixed interest rate of 6.83% and is secured by one Cornerstone property. Cornerstone will obtain the remainder of the funds required to fund the anticipated cash portion of the exchange consideration through an increase in its existing unsecured line of credit with First Union National Bank to $100 million from $50 million. The increased line of credit will bear interest at a variable rate equal to LIBOR plus 90 basis points if the amount outstanding is $50 million or less, and LIBOR plus 120 basis points if the amount outstanding is greater than $50 million.

         As of the close of business on April 10, 2001, 11,816,385 Series A Convertible Preferred Shares had been validly tendered and not withdrawn pursuant to the exchange offer, representing 94% of the issued and outstanding Series A Convertible Preferred Shares. Of the Series A Convertible Preferred Shares tendered as of such time, the holders of such shares had elected Option 1 (two common shares) with respect to 783,311 shares and had elected Option 2 (one common share and $12.25 in cash) with respect to 11,033,074 shares.

         A prospectus supplement dated April 11, 2001 is being filed with the Securities and Exchange Commission. Other than as indicated in the prospectus supplement, the terms of the exchange offer remain the same. The complete terms of the exchange offer are contained in the preliminary prospectus and the prospectus supplement. These documents should be read carefully before any decision is made with respect to the offer. The preliminary prospectus, the prospectus supplement, the related letter of transmittal and certain other offer documents are available for free at the Securities and Exchange Commission's web site at http://www.sec.gov or from the company at Cornerstone Realty Income Trust, Inc., Investor Relations, 306 East Main Street, Richmond, Virginia 23219.

                                   ---more---

CORNERSTONE REALTY INCOME TRUST, INC. --- PAGE TWO

         Mercury Partners LLC serves as the financial advisor to the company in connection with the exchange offer. Founded in March 2000, Mercury Partners LLC provides strategic and financial services to many of the nation's leading real estate companies. David Lerner Associates, Inc. is serving as information agent for the exchange offer.

         Certain statements contained herein may constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the future results, performance or achievements of the company to be materially different from any forward-looking statements. Such factors include, among others, risks that the exchange offer and related financing as described above will not occur or will not be as successful as anticipated, and risks associated with the timing of, costs associated with, and effects of property improvements, other financing commitments and general competitive factors.

         Cornerstone Realty Income Trust, Inc. is a fully integrated, self-managed and self-advised real estate company that has operated as a REIT since 1993. The company focuses on the ownership and management of apartment communities in select markets in Virginia, North Carolina, South Carolina, Georgia and Texas. Currently, the company owns 72 multifamily communities containing 18,076 apartment homes. Further information on Cornerstone may be found on our web site at: http://www.cornerstonereit.com.

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